EXHIBIT 3.1

RESTATED CERTIFICATE OF INCORPORATION

OF

FORTUNE NICKEL AND GOLD INC.

Under Section 807 of the Business Corporation Law

1. The name of the Corporation is Fortune Nickel and Gold Inc.

2. The Corporation's original Certificate of Incorporation was filed with the Department of the State of New York on August 18, 2020.

3. The Certificate of Incorporation is hereby restated or changed to effect one or more changes authorized by the Business Corporation Law, to wit: to increase the number of authorized shares of all classes of stock which the corporation shall have the authority to issue from Ten Thousand (10,000) shares to Four Hundred Ten Million (410,000,000) shares, of which Four Hundred Million (400,000,000) shall be common stock, par value $.001 per share (the “Common Stock”), and Ten Million (10,000,000) shall be preferred stock, par value $.001 per share (the “Preferred Stock”), to add the provisions, powers, preferences, qualifications, limitations or restrictions, and relative rights of Series A Preferred Stock, to change the registered agent and the post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon it.

4. There are 10,000 shares of Common Stock issued and outstanding. After this Restated Certificate of Incorporation is filed, there will remain 10,000 shares of Common Stock issued and outstanding.

5. There are zero shares of Preferred Stock issued and outstanding. After this Restated Certificate of Incorporation is filed, there will remain zero shares of Preferred Stock issued and outstanding.

6. This Restated Certificate of Incorporation does not change the number of issued shares as the rate of change is 1 for 1. The 0 shares of Preferred Stock outstanding are changing at a rate of 1 for 1 such that there will be 0 shares of Preferred Stock outstanding with a par value of $.001 per share. The 10,000 shares of Common Stock outstanding are changing at a rate of 1 for 1 such that there will be 10,000 shares of Common Stock outstanding with a par value of $.001 per share.

7. In order to effect the changes recited in Sections 3 above, Article Fourth, with regard to the shares of stock which the Corporation is authorized to issue, and Article Fifth, with respect to the address for services of process and Article Sixth, with regard to the designated registered agent, are hereby amended.

8. The text of the Certificate of Incorporation of the Corporation is hereby restated, as further amended or changed herein, to read as follows:

FIRST: The name of the corporation is Fortune Nickel and Gold Inc. (sometimes called the “Corporation”).

SECOND: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law of New York. The Corporation shall not engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation in the State of New York is to be located in the County of Westchester.

FOURTH:

I. AUTHORIZED SHARES. The total number of shares of all classes of stock which the corporation shall have the authority to issue is Four Hundred Ten Million (410,000,000) shares, of which Four Hundred Million (400,000,000) shall be common stock, par value $.001 per share, and Ten Million (10,000,000) shall be preferred stock, par value $.001 per share.

II. COMMON STOCK. Each holder of shares of Common Stock shall be entitled to one vote for each share of common stock held by such holder. There shall be no cumulative voting rights in the election of directors. Subject to any preferential rights of preferred stock, the holders of shares of common stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefore, dividends payable either in cash, in property, or in shares of common stock.

III. PREFERRED STOCK.

The powers, preferences, qualifications, limitations or restrictions, and relative rights of the Series A Preferred Stock shall be as follows:

The Series A Preferred Stock shall not be convertible into Common Stock of the Corporation. The outstanding shares of Series A Preferred Stock shall be entitled to the number of votes, collectively, which shall be equal to seventy percent (70%) of the total number of votes that may be cast (including the votes of the issued and outstanding common stock as well as any voting preferred stock) at the time of such vote, at each meeting (or by written consent) of shareholders of the Corporation for their action or consideration, including the election of directors. The Corporation shall not amend, alter or repeal the Series A Preferred Stock, special rights or other powers of the Series A Preferred Stock so as to affect adversely the Series A Preferred Stock, without written consent or affirmation vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against the Corporation may be served, and the address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is c/o Paul Riss, 800 Westchester Avenue, Suite 641N, Rye Brook, NY 10573.

2

SIXTH: The Corporation designates the following as its registered agent to whom process against it may be served within the state of New York:

Registered Agents Inc.

418 Broadway Suite R

Albany, NY 12207

SEVENTH: The existence of the Corporation began upon the filing of its Certificate of Incorporation with the Department of State.

EIGHTH: The Corporation shall have a perpetual existence.

NINTH: No director of the Corporation shall be personally liable to the Corporation or its shareholders for damages for any breach of duty in such capacity, provided that this provision shall not limit the liability of any director if a judgment or other final adjudication, adverse to him, establishes that his act or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage, to which he was not legally entitled or that his acts violated Section 719 of the New York Business Corporation Law (“BCL”).

TENTH: The holders of any of the Corporation’s equity shares shall be entitled to preemptive rights in accordance with the provisions of BCL section 622.

9. This Restatement of the Certificate of Incorporation, including the Amendments, was authorized by the unanimous written consent of all the members of the Board of Directors of the Corporation dated November 1, 2023.

10. Subsequent to the authorization by the Board of Directors, this Restatement of the Certificate of Incorporation, including the Amendments, was approved and authorized by the vote of holders of outstanding shares of the corporation entitled to vote on said restatement of the certificate of incorporation, having not less than the minimum requisite proportion of votes.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been signed by Paul H. Riss, its Secretary, this 2nd day of November, 2023.

Paul H. Riss, Secretary

3